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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE TO
                               (AMENDMENT NO. 2)
                                 (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                           E.W. Blanch Holdings, Inc.
                       (Name of Subject Company (Issuer))

                         Barrel Acquisition Corporation
                            Benfield Greig Group plc
                      (Names of Filing Persons (Offerors))

                                ----------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
               (INCLUDING ASSOCIATED RIGHTS TO PURCHASE SERIES A
                     JUNIOR PARTICIPATING PREFERRED STOCK)
                         (Title of Class of Securities)

                                ----------------

                                   093210102
                     (Cusip Number of Class of Securities)

                             TIMOTHY J. BURTON, LLB
                               COMPANY SECRETARY
                            BENFIELD GREIG GROUP PLC
                                 55 BISHOPSGATE
                                LONDON EC2N 3BD
                                 UNITED KINGDOM
                          TELEPHONE: (44-20) 7578 7000
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                            NICHOLAS F. POTTER, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                               NEW YORK, NY 10022
                           TELEPHONE: (212) 909-6000

                           CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
               $178,514,504                              $35,703
*  For purposes of calculating the filing fee only. This calculation assumes
   (i) the purchase of 13,045,434 shares of common stock of E.W. Blanch Holdings, Inc. at the tender offer price of $13.50 per share of common stock and (ii) payments to holders of 456,091 options with an exercise price of less than $13.50 in an amount per option equal to the difference between (a) $13.50 and (b) the applicable exercise price.
** The amount of the filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 240.0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  Amount Previously Paid:................................................... N/A
  Form or Registration No.:................................................. N/A
  Filing Party:............................................................. N/A
  Date Filed:............................................................... N/A

[ ] CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
   Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[ ]  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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   This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Barrel Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned indirect subsidiary of Benfield Greig Group plc, a public limited company incorporated under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Shares"), of E.W. Blanch Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

   The information set forth in the Offer to Purchase, including Schedule I thereto, and the exhibits attached hereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

   During the last five years, neither Purchaser nor Parent, nor to the best knowledge of Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 10. FINANCIAL STATEMENTS.

   The information set forth in the Offer to Purchase under Section 9 ("Certain Information Concerning Parent and Purchaser") is incorporated herein by reference.

ITEM 12. EXHIBITS.

 (a)(1)(A) Offer to Purchase dated April 30, 2001.

 (a)(1)(B) Letter of Transmittal.

 (a)(1)(C) Notice of Guaranteed Delivery.

           Letter to Brokers, Dealers, Banks, Trust Companies and Other
 (a)(1)(D) Nominees.

           Letter to Clients for use by Brokers, Dealers, Banks, Trust
 (a)(1)(E) Companies and Other Nominees.

 (a)(1)(F) Guidelines for the Internal Revenue Service Form W-9.

 (a)(1)(G) Summary Advertisement published April 30, 2001.

 (a)(5)(A) Benfield Greig Group plc audited financial statements for the fiscal years ended December 31, 2000 and 1999.
 (a)(5)(B) Joint Press Release of Parent and the Company dated April 30, 2001.

 (b)       $390,000,000 Facilities Agreement, dated April 30, 2001 for Benfield
           Greig Group plc arranged by Barclays Capital with Barclays Bank PLC acting as Agent and Security Trustee.

 (d)(1)    Agreement and Plan of Merger, dated as of April 15, 2001, among
           Parent, Purchaser and the Company.

 (d)(2) Confidentiality Agreement, dated November 28, 2000, between Parent and the Company, as amended.

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                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Barrel Acquisition Corporation

                                          By: /s/ John L. P. Whiter
                                            -----------------------------------
                                            John L. P. Whiter
                                            President

                                          Benfield Greig Group plc

                                          By: /s/ John L. P. Whiter
                                            -----------------------------------
                                            John L. P. Whiter
                                            Director

Dated: April 30, 2001
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                               INDEX TO EXHIBITS

 Exhibit
 Number    Document
 --------- --------
 (a)(1)(A) Offer to Purchase dated April 30, 2001.
 (a)(1)(B) Letter of Transmittal.
 (a)(1)(C) Notice of Guaranteed Delivery.
           Letter to Brokers, Dealers, Banks, Trust Companies and Other
 (a)(1)(D) Nominees.
           Letter to Clients for use by Brokers, Dealers, Banks, Trust
 (a)(1)(E) Companies and Other Nominees.
 (a)(1)(F) Guidelines for the Internal Revenue Service Form W-9.
 (a)(1)(G) Summary Advertisement published April 30, 2001.
 (a)(5)(A) Benfield Greig Group plc audited financial statements for the fiscal years ended December 31, 2000 and 1999.
 (a)(5)(B) Joint Press Release of Parent and the Company dated April 30, 2001.
 (b)       $390,000,000 Facilities Agreement, dated April 30, 2001 for Benfield
           Greig Group plc arranged by Barclays Capital with Barclays Bank PLC acting as Agent and Security Trustee.
 (d)(1)    Agreement and Plan of Merger, dated as of April 15, 2001, among
           Parent, Purchaser and the Company.
 (d)(2)    Confidentiality Agreement, dated November 28, 2000, between Parent and the Company, as amended.